Exhibit 99.1

BELLUS Health Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

BELLUS Health Reports First Quarter 2021 Financial Results and Business Highlights

- Phase 2b SOOTHE and Phase 2a BLUEPRINT clinical trials on track, with topline results expected Q4 2021 -

- Ended quarter with US$81.9 million in cash, cash equivalents and short-term investments; current cash position expected to be sufficient to fund operating plan until end of 2022 -

LAVAL, Quebec – May 10, 2021 – BELLUS Health Inc. (Nasdaq:BLU; TSX:BLU) (“BELLUS Health” or the “Company”), a clinical-stage biopharmaceutical company developing novel therapeutics for the treatment of refractory chronic cough and other hypersensitization-related disorders, today reported its financial and operating results for the first quarter ending March 31, 2021.

“During the first quarter, we continued to build on the progress we made last year, with a key focus on advancing the clinical development of our P2X3 antagonist, BLU-5937, in two distinct indications,” commented Roberto Bellini, President and Chief Executive Officer of BELLUS Health. “Both our Phase 2b SOOTHE trial in refractory chronic cough and our Phase 2a BLUEPRINT trial in chronic pruritus associated with atopic dermatitis are progressing well. We look forward to clinical, regulatory and corporate updates across the entire P2X3 antagonist class during this catalyst-rich year ahead, including expected topline results from both our Phase 2 trials in the fourth quarter.”

PROGRAM AND CORPORATE HIGHLIGHTS

Ongoing Phase 2b SOOTHE clinical trial of BLU-5937 in patients with refractory chronic cough (“RCC”).

●	Topline results from the SOOTHE trial are expected in the fourth quarter of 2021.
●	An administrative interim analysis is expected to be performed in the third quarter of 2021.

Ongoing Phase 2a BLUEPRINT clinical trial of BLU-5937 in patients with chronic pruritus associated with atopic dermatitis (“AD”).

●	Topline results from the BLUEPRINT trial are expected in Q4 2021.

Appointed William Mezzanotte, MD, MPH to Board of Directors.

●
In March 2021, the Company appointed William Mezzanotte, MD, MPH to its Board of Directors. Dr. Mezzanotte brings decades of vast development and commercial experience to the Board, including the development and approval of 30 products across multiple therapeutic areas.

FINANCIAL RESULTS

Cash Position: As of March 31, 2021, the Company had available cash, cash equivalents and short-term investments totaling US$81.9 million, compared to US$98.3 million on December 31, 2020. The decrease is primarily attributable to funds used to finance its operating activities, mainly the development of its product candidate BLU-5937. Current cash, cash equivalents and short-term investments are projected to be sufficient to fund the Company’s operating plan until the end of 2022.

Net Loss: For the quarter ended March 31, 2021, net loss amounted to US$15.8 million (US$0.20 per share), compared to US$10.1 million (US$0.18 per share) for the same period in 2020.

Research and Development Expenses: Research and development expenses, net of research tax credits, amounted to US$12.4 million for the quarter ended March 31, 2021, compared to US$6.5 million for the same period in 2020, an increase of US$5.9 million or 91% year over year. The increase is primarily attributable to higher expenses incurred for the development of BLU-5937, mainly activities in relation to the Phase 2b SOOTHE trial in RCC and the Phase 2a BLUEPRINT trial in chronic pruritus associated with AD, which were initiated in December 2020 and for which topline results are expected in the fourth quarter of 2021.

BELLUS Health Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

General and Administrative Expenses: General and administrative expenses amounted to US$3.5 million for the quarter ended March 31, 2021, compared to US$2.8 million for the same period in 2020, an increase of US$0.7 million or 26% year over year. The increase is mainly due to higher stock-based compensation expense in relation to the Company’s stock option plan.

Net Finance Income (Costs): Net finance income amounted to US$0.2 million for the quarter ended March 31, 2021, compared to net finance costs of US$0.9 million for the same period in 2020. Net finance costs for the corresponding period the previous year included a foreign exchange loss of US$1.2 million that arose from the translation of the Company’s net monetary assets denominated in Canadian dollars during the period. Excluding this, the increase in finance income is partially offset by lower interest income in 2021 due to decreased cash, cash equivalents and short-term investments position.

SUMMARY OF FINANCIAL RESULTS

	Three months ended March 31, 2021		Three months ended March 31, 2020
	(in thousands of dollars, except per share data)
Revenues	US$	4	US$	4
Research and development expenses, net		(12,448)		(6,510)
General and administrative expenses		(3,470)		(2,762)
Net finance income (costs)		163		(864)
Net loss for the period	US$	(15,751)	US$	(10,132)
Basic and diluted loss per share	US$	(0.20)	US$	(0.18)

The Company’s full unaudited condensed consolidated interim financial statements and accompanying management’s discussion and analysis for the three-month period ended March 31, 2021 will be available shortly on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

BELLUS Health Announces Election of Directors at Annual Meeting

At the Annual Meeting of Shareholders held by webcast today, the following director nominees listed in the Management Information Circular dated March 23, 2021 were elected as Directors of the Company.

BELLUS Health Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

The details of the election are as follows:

Director Nominee	Outcome	Votes For	% For	Votes Withheld	% Withheld
Dr. Francesco Bellini, O.C.	Elected	47 991 755	99.96%	20 519	0.04%
Roberto Bellini	Elected	47 987 509	99.95%	24 765	0.05%
Dr. Youssef L. Bennani	Elected	47 975 565	99.92%	36 709	0.08%
Franklin M. Berger	Elected	38 786 592	80.78%	9 225 682	19.22%
Dr. Clarissa Desjardins	Elected	47 990 988	99.96%	21 285	0.04%
Pierre Larochelle	Elected	47 987 417	99.95%	24 857	0.05%
Dr. William Mezzanotte	Elected	47 989 421	99.95%	22 853	0.05%
Joseph Rus	Elected	47 983 232	99.94%	29 042	0.06%

The results of the final votes regarding all matters subject to a vote during the Annual Meeting that took place today will be made available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

About BLU-5937

BLU-5937, a highly selective P2X3 antagonist - is in development for RCC, chronic pruritus and other hypersensitization-related disorders.

The P2X3 receptor, which is implicated in cough reflex hypersensitization, is a rational target for treating chronic cough, and it has been evaluated in multiple clinical trials with different P2X3 antagonists. The Company believes that its highly selective P2X3 antagonist has the potential to reduce coughing in patients with RCC, while limiting taste disturbance adverse events.

In addition to RCC and chronic pruritus, the mechanism of BLU-5937 may also have broad therapeutic applicability across other afferent hypersensitization-related disorders, enabling the Company to consider BLU-5937 as a potential treatment for a number of other indications. Consequently, BELLUS Health is exploring how the P2X3 pathway may contribute to irritation and pain in a variety of afferent hypersensitization-related disorders and whether inhibition of P2X3 receptors can help treat these conditions.

About BELLUS Health (www.bellushealth.com)

BELLUS Health is a clinical-stage biopharmaceutical company developing novel therapeutics for the treatment of RCC and other hypersensitization-related disorders. The Company's product candidate, BLU-5937, is being developed for the treatment of RCC and chronic pruritus associated with AD.

RCC is a cough lasting more than 8 weeks despite appropriate treatment for underlying condition(s). It is estimated that there are approximately 9 million patients in the United States suffering from RCC. RCC is associated with significant adverse physical, social, and psychosocial effects on health and quality of life. Currently, there is no specific therapy approved for RCC and treatment options are limited.

Chronic pruritus associated with AD is an irritating sensation that leads to scratching and persists for longer than 6 weeks in AD patients. It is estimated that up to 10% of adults in the United States suffer from AD – almost all report symptoms of pruritus with over 50% of patients attributing chronic pruritus as their most burdensome symptom. Despite currently available treatments targeting AD, there continues to be a lack of options specifically targeting the burden of pruritus in patients with AD.

BELLUS Health Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

Forward-Looking Statements
Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute "forward-looking statements" within the meaning of Canadian securities legislation and regulations, the U.S. Private Securities Litigation Reform Act of 1995, as amended, and other applicable securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions. Such statements, based as they are on the current expectations of management, inherently involve numerous important risks, uncertainties and assumptions, known and unknown, many of which are beyond BELLUS Health's control. Such statements include, but are not limited to, the potential of BLU-5937 to successfully treat chronic cough, chronic pruritus and other hypersensitization-related disorders, BELLUS Health’s expectations related to its preclinical studies and clinical trials, including the design and timing of its Phase 2b clinical trial of BLU-5937 in RCC and its Phase 2a clinical trial of BLU-5937 in chronic pruritus associated with AD, including the timing and outcome of interactions with regulatory agencies, the potential activity and tolerability profile, selectivity, potency and other characteristics of BLU-5937, including as compared to other competitor candidates, the commercial potential of BLU-5937, including with respect to patient population, pricing and labeling, BELLUS Health’s financial position, and the potential applicability of BLU-5937 and BELLUS Health’s P2X3 platform to treat other disorders. Risk factors that may affect BELLUS Health’s future results include but are not limited to: the benefits and impact on label of its enrichment strategy, estimates and projections regarding the size and opportunity of the addressable RCC market for BLU-5937, the ability to expand and develop its project pipeline, the ability to obtain adequate financing, the ability of BELLUS Health to maintain its rights to intellectual property and obtain adequate protection of future products through such intellectual property, the impact of general economic conditions, general conditions in the pharmaceutical industry, the impact of the COVID-19 pandemic on BELLUS Health’s operations, plans and prospects, including to the initiation and completion of clinical trials in a timely manner or at all, changes in the regulatory environment in the jurisdictions in which BELLUS Health does business, stock market volatility, fluctuations in costs, changes to the competitive environment due to consolidation, achievement of forecasted burn rate, potential payments/outcomes in relation to indemnity agreements and contingent value rights , achievement of forecasted preclinical study and clinical trial milestones, reliance on third parties to conduct preclinical studies and clinical trials for BLU-5937 and that actual results may vary once the final and quality-controlled verification of data and analyses has been completed. In addition, the length of BELLUS Health’s product candidate’s development process and its market size and commercial value are dependent upon a number of factors. Moreover, BELLUS Health’s growth and future prospects are mainly dependent on the successful development, patient tolerability, regulatory approval, commercialization and market acceptance of its product candidate BLU-5937 and other products. Consequently, actual future results and events may differ materially from the anticipated results and events expressed in the forward-looking statements. BELLUS Health believes that expectations represented by forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The reader should not place undue reliance, if any, on any forward-looking statements included in this news release. These forward-looking statements speak only as of the date made, and BELLUS Health is under no obligation and disavows any intention to update publicly or revise such statements as a result of any new information, future event, circumstances or otherwise, unless required by applicable legislation or regulation. Please see BELLUS Health's public filings with the Canadian securities regulatory authorities, including, but not limited to, its Annual Information Form, and the United States Securities and Exchange Commission, including, but not limited to, its Annual Report on Form 40-F, for further risk factors that might affect BELLUS Health and its business.

FOR MORE INFORMATION, PLEASE CONTACT:

Danny Matthews
Director, Investor Relations and Communications
danny@bellushealth.com

Media:
Julia Deutsch
Solebury Trout
jdeutsch@soleburytrout.com

Source: BELLUS Health Inc.